UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         January, 2004

Commission File Number    0-29586

EnerNortth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNortth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: January 20, 2004                         By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                                            President, Secretary & Director

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)

Item 1.        Reporting Issuer

ENERNORTH INDUSTRIES INC. 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.        Date of Material Change

January 19, 2004.

Item 3.        Press Release

The Press Release was disseminated via CCNMatthews via North American Disclosure on January 19, 2004.

Item 4.        Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.        Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.        Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.        Omitted Information

No information has been omitted in respect of the material change.

Item 8.        Senior Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 19 th day of January 2004.

ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President & Secretary

Exhibit "A"                NEWS RELEASE

Toronto, Canada – January 19, 2004 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has received a further decision from the High Court of the Republic of Singapore with respect to interest calculated on a US$4.21 million award to Oakwell Engineering Limited (OEL).

The Judge awarded OEL interest on an award of US$1.65 million calculated at a rate of 8% per annum from July 30, 1999 to the date of Judgment (October 16, 2003) and interest on an award of US$2.56 million calculated at a rate of 8% per annum from August 2000 to the date of Judgment. The combined interest amounts to approximately US $1.21 million for a total award of US$5.42 million plus certain legal costs, the extent of which is yet to be known. On November 13, 2003 the Company filed a notice of appeal with the Court of Appeal of the Republic of Singapore and the Appeal Court date has been set for April 26, 2004.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.